Mail Stop 4561

June 8, 2006

Mr. James P. DeBlasio
President and Chief Executive Officer
Internap Network Services Corporation
250 Williams Street
Atlanta, GA 30303

> **Re:** **Internap Network Services Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Form 10-Q for the Quarterly Period Ended March 31, 2006**
> **File No. 000-27265**

Dear Mr. DeBlasio:

We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 21

1.   We note your discussion of gross margin, defined as revenue less direct cost of revenue excluding depreciation and amortization expense, on pages 23 and 25 of your results of operations section. You disclose that direct cost of revenue does not include compensation, depreciation or amortization. Furthermore, we note that gross margin does not include the costs of customer support. Revise your presentation to include compensation, depreciation, amortization, and customer support in your calculation of gross margin. Alternatively, explain why you do not consider these items to be costs of

revenue. This comment also applies to your presentations of gross margin in your Form 8-Ks filed on February 28, 2006 and May 4, 2006.

Consolidated Statements of Operations, page F-4

2.   We note your financial statement caption, "Direct cost of revenue, exclusive of depreciation and amortization, shown below." Clarify why you distinguish that your cost of revenue does not include depreciation and amortization and how this presentation complies with the guidance of Rule 5-03.2 of Regulation S-X. Further, we note from your disclosure on page F-17, that a portion of your amortization expense relates to technology-based intangible assets. Tell us what consideration you gave to classifying the amortization of such intangible assets as cost of revenue. As part of your response, tell us whether your products include the technologies that you are amortizing. In addition, we note you present customer support as a separate financial statement caption. Tell us what consideration you gave to classifying such expenses as cost of revenue.

Notes to Consolidated Financial Statements

Note 17. Unaudited Quarterly Results, page F-25

3.   We note your selected quarterly financial data does not contain gross profit information. Revise to include gross profit or costs of revenue pursuant to Item 302(A)(1) of Regulation S-K.

Exhibits 31.1 and 31.2

4.   We note these exhibits include the titles "President and Chief Executive Officer" and "Vice President and Chief Financial Officer" in the lead-in of the certifications. Please note the language of the certifications required by Item 601(B)(31) of Regulation S-K must be provided exactly as stated therein. See SEC Release No. 34-46427 (August 28, 2002) and the Division of Corporation Finance Staff Alert (March 5, 2005). Please tell us how you plan to comply with this guidance. This comment also applies to Exhibits 31.1 and 31.2 to your Form 10-Q for the quarterly period ended March 31, 2006.

Form 10-Q for the Quarterly Period ended March 31, 2006

Item 4. Controls and Procedures, page 18

5.   We note your principal executive and financial officers concluded that your disclosure controls and procedures are "effective to ensure that information required to be disclosed by [you] in reports that [you] file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms." Tell us, and confirm that you will disclose in future filings, whether your officers concluded that your disclosure controls and

procedures are also effective to ensure that information required to be disclosed is accumulated and communicated to your management, including principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. We refer you to Exchange Act Rule 13a-15(b)(2)(e).

Forms 8-K filed on February 28, 2006 and May 4, 2006

6.   We note your use of non-GAAP financial measures, including "EBITDA", "Adjusted EBITDA", "Normalized Net Income (Loss)" and "Pro Forma Net Income (Loss)." Please address the following with respect to your use of such non-GAAP measures:

- Your disclosure states that you use non-GAAP financial measures to analyze your "core operating performance." Explain why you believe that your core business does not include the expenses (and income) that are excluded from your non-GAAP results, when such items generally represent recurring expenses that result from your operating activities. Address why you believe that excluding certain non-cash charges is a proper reflection of your core business. Note that Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of your non-GAAP measures or eliminate such measures from your disclosure based on this guidance. In this respect, clarify whether you reasonably believe it is probable that the financial impact of the depreciation and amortization or stock-based compensation will become immaterial within a near-finite period.

- We note that you eliminate stock-based compensation in several of your non-GAAP financial measures. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of operations. Stock based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients overall compensation package, then how does management determine that an employee's performance would remain unchanged such that it would not affect the Company's overall operations. For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

- Your disclosure indicates that you believe your non-GAAP financial measures allow management to compare your performance to your competitors. Clarify how your measure provides useful comparability information for your investors when the items excluded in your non-GAAP financial measures (e.g. Adjusted EBITDA) may be different than items excluded in competitors' non-GAAP financial measures.

Therefore, it would appear that this would be a material limitation in your use of your non-GAAP measures, not a reason why the information is useful.

7. If your are able to overcome the burden of demonstrating the usefulness of your non-GAAP measures, please ensure that your future uses of such measures are in compliance with the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K, Questions 8 and 9 of the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures and SAB Topic 14 G. In this respect, please specifically address the following:

- We note your disclosure provides your non-GAAP financial results without a presentation of the most directly comparable measure calculated in accordance with GAAP. For example, in Exhibit 99.1 of your Form 8-K filed on May 4, 2006, you disclose adjusted EBITDA guidance for the 2006 full year without presenting the most comparable GAAP measure. When disclosing such non-GAAP financial results, you must also present your comparable GAAP results pursuant to Item 10(e)(1)(i)(A) of Regulation S-K.

- We note your "reconciliation of net income (loss) to EBITDA and net cash provided by (used in) operating activities" and "reconciliation of net income (loss) to Adjusted EBITDA and net cash provided by (used in) operating activities." Your schedules do not clearly reconcile your non-GAAP measure to the most directly comparable measure calculated in accordance with GAAP. That is, you reconcile your non-GAAP measures to net income and net cash provided by operating activities. If you use your non-GAAP measures to evaluate performance and liquidity, you should provide two separate reconciliations to reconcile the measure used to net income and net cash provided by operating activities. You should also present both of these GAAP amounts every time you reference your non-GAAP measure in your filing. Further, your reconciliations should only provide your non-GAAP measure, your most directly comparable measure calculated in accordance with GAAP and the reconciling items between the two measures. You should not provide financial statement captions that are not part of the reconciliation. In addition, your explanation as to the usefulness of these measures should address how the measures are used to evaluate both performance and liquidity.

- In Exhibit 99.1 of your Form 8-K filed on May 4, 2006, you have presented a "reconciliation of net income (loss) to EBITDA and net cash provided by (used in) operating activities" without providing an explanation as to the usefulness and purpose of the non-GAAP measure of EBITDA. Provide the disclosure requirements of Items 10(e)(1)(i)(C) and (D) of Regulation S-K, addressing Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures. Furthermore, explain why this reconciliation is necessary as it does not appear that the non-GAAP measure of EBITDA is discussed within the context of your earnings release.

- Your disclosure contains "Adjusted EBITDA" forward looking guidance. Your disclosure indicates that you do not provide a reconciliation of such non-GAAP financial measure as you do not provide forward looking guidance for certain financial information, including certain of the components of the calculation of "Adjusted EBITDA." Clarify how you are able to determine an estimate of "Adjusted EBITDA", without estimating the components of this non-GAAP financial measure. In addition, tell us how your disclosure complies with the reconciliation requirement of Item 10(e)(1)(i)(B) of Regulation S-K.

- We note you describe one of your non-GAAP financial measures as "pro forma net income." When you use non-GAAP measures, ensure that you refer to it using a title that is different than "pro forma." Pro forma has different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation. Refer to Regulation S-K, Item 10(e)(ii)(E).

*****

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Staff Accountant, at (202) 551-3461, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief